Exhibit 99.1

GOLD RESERVE INC.
September 30, 2016
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			September 30, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$39,724,064	$9,350,892
Marketable securities (Notes 5 and 6)			529,265	180,986
Deposits, advances and other			218,744	590,250
Total current assets			40,472,073	10,122,128
Property, plant and equipment, net (Note 7)			12,604,136	12,258,599
Total assets			$53,076,209	$22,380,727
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$1,163,669	$1,549,905
Accrued interest			16,651	2,388
Total current liabilities			1,180,320	1,552,293

Convertible notes and interest notes (Note 11)			46,703,299	39,671,870
Other (Note 11)			1,012,491	1,012,491
Total liabilities			48,896,110	42,236,654

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 12)			332,948,413	290,467,418
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2016…87,546,147	2015…76,447,147
Contributed Surplus (Note 11)			29,957,244	30,435,625
Stock options (Note 10)			17,353,725	20,523,325
Accumulated deficit			(376,496,736)	(361,351,373)
Accumulated other comprehensive income			417,453	69,078
Total shareholders' equity (deficit)			4,180,099	(19,855,927)
Total liabilities and shareholders' equity			$53,076,209	$22,380,727

Contingencies (Note 3)

Subsequent Event (Note 13)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                  /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
OTHER INCOME (LOSS)
Gain on disposition of marketable securities	$60	$–	$48,360	$–
Loss on sale of equipment	–	–	–	(9,432)
Interest	17,384	3	30,290	42
Gain (loss) on settlement of debt	(8,135)	–	(6,543)	–
Foreign currency gain (loss)	(2,511)	(1,665)	(11,356)	13,582
	6,798	(1,662)	60,751	4,192
EXPENSES
Corporate general and administrative	666,030	639,406	2,156,664	2,318,919
Exploration	26,901	58,747	141,830	180,809
Legal and accounting	342,299	22,656	609,763	151,102
Arbitral Award Settlement (Note 3)	855,218	169,617	2,584,662	1,498,224
Mixed Company (Note 8)	828,608	–	1,386,829	–
Equipment holding costs	160,249	171,195	644,050	561,503
Interest expense (Note 11)	2,713,049	2,517,763	7,682,316	7,040,466
	5,592,354	3,579,384	15,206,114	11,751,023

Net loss for the period	$(5,585,556)	$(3,581,046)	$(15,145,363)	$(11,746,831)

Net loss per share, basic and diluted	$(0.06)	$(0.05)	$(0.18)	$(0.15)
Weighted average common shares outstanding	87,523,859	76,129,267	83,331,637	76,095,043

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Net loss for the period	$(5,585,556)	$(3,581,046)	$(15,145,363)	$(11,746,831)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain (loss) on marketable securities,
net of tax of nil (Note 5)	160,767	(65,494)	348,435	2,722
Realized gain on marketable securities, included in net loss,
net of tax of nil	(60)	–	(60)	–
Other comprehensive income (loss)	160,707	(65,494)	348,375	2,722
Comprehensive loss for the period	$(5,424,849)	$(3,646,540)	$(14,796,988)	$(11,744,109)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30, 2016 and the Year Ended December 31, 2015

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares	Equity Units	Amount
Balance, December 31, 2014	76,077,547	100	$ 289,326,172	$ 11,682,644	$ 543,915	$ 20,669,308	$ (343,215,476)	$ 17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component of convertible
notes (Note 11)				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	–	290,467,418	30,435,625	–	20,523,325	(361,351,373)	69,078
Net loss							(15,145,363)
Other comprehensive income								348,375
Stock option compensation						14,907
Fair value of options exercised			3,184,507			(3,184,507)
Common shares issued for:
Private placement, net of costs	8,562,500		34,108,113
Option exercises	2,286,500		4,175,875
Note conversion (Note 11)	250,000		1,012,500	(478,381)
Balance, September 30, 2016	87,546,147	–	$ 332,948,413	$ 29,957,244	–	$ 17,353,725	$ (376,496,736)	$ 417,453

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Cash Flows from Operating Activities:
Net loss for the period	$(5,585,556)	$(3,581,046)	$(15,145,363)	$(11,746,831)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	3,126	24,637	14,907	306,161
Depreciation	1,334	2,215	4,463	5,965
Loss on settlement of debt	8,135	–	6,543	–
Loss on sale of equipment	–	–	–	9,432
Gain on disposition of marketable securities	(60)	–	(48,360)	–
Accretion of convertible notes	2,698,129	2,503,435	7,638,594	6,997,483
Changes in non-cash working capital:
Net decrease (increase) in deposits and advances	82,163	(179,138)	371,506	(3,574)

Net increase (decrease) in accounts payable   and accrued expenses

	77,234	(233,951)	(371,973)	(46,993)
Net cash used in operating activities	(2,715,495)	(1,463,848)	(7,529,683)	(4,478,357)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	–	–	(350,000)	–
Proceeds from sales of equipment	–	–	–	165,000
Proceeds from disposition of marketable securities	156	–	48,456	–
Net cash provided by (used in) investing activities	156	–	(301,544)	165,000
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	39,015	121,300	38,283,988	121,300
Settlement of debt	(77,181)	–	(79,589)	–
Net cash provided by (used in) financing activities	(38,166)	121,300	38,204,399	121,300
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(2,753,505)	(1,342,548)	30,373,172	(4,192,057)
Cash and cash equivalents - beginning of period	42,477,569	3,589,638	9,350,892	6,439,147
Cash and cash equivalents - end of period	$39,724,064	$2,247,090	$39,724,064	$2,247,090

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the September 2014 Arbitral Award in connection with Venezuela's seizure of our mining project known as the Brisas Project, the execution of the August 2016 settlement agreement  and more recently the November 4, 2016 amended settlement agreement (the "Settlement Agreement") with Venezuela in regards to the payment of the Arbitral Award and the acquisition of our Mining Data (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale and Note 13, Subsequent Event).

In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, two Barbadian subsidiaries formed to hold our interest in and operate the Mixed Company as defined herein and several dormant subsidiaries domiciled in Venezuela, Mexico and Barbados which were previously formed to hold our interest in our foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2015.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $12.2 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur.  Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Contingent Value Rights. Contingent value rights ("CVRs") are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we compiled.

Warrants. Common share purchase warrants ("Warrants") issued by us entitle the holder to acquire our common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Adopted in the year

In April 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have a significant impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective for us commencing with the annual period ending after December 15, 2016 and has not had a significant impact on our financial statements.

Recently issued accounting pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2016. We are still in the process of evaluating the impact of this standard.

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period ending after December 15, 2017. We are still in the process of evaluating the impact of this standard.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period ending after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

On September 22, 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award (the “Award”) totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually. Since the Award was issued, we have diligently pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

On July 17, 2016, we signed a settlement agreement with Venezuela which contemplated payment of the Award, including interest, of approximately $770 million in respect of the Brisas project and the acquisition of our Mining Data by Venezuela for $240 million, the first payment being due on or before October 31, 2016.

On November 4, 2016, we executed an amendment to the settlement agreement (the “Settlement Agreement”) previously entered into with Venezuela whereby the parties agreed to revise the payment schedule (including the timing of our temporary suspension of the enforcement of the Award). The payments for the Award and Mining Data are contingent upon Venezuela obtaining the necessary financing. Management has determined that a contingent gain would not be recognizable prior to such financing being obtained. (See Note 13, Subsequent Event).

Obligations related to the collection of the Award

We have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% calculated on the proceeds actually received by us with respect to the Arbitral Award and/or the disposition of the Mining Data related to the development of the Brisas Project.

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 10).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	September 30,	December 31,
	2016	2015
Bank deposits	$5,122,537	$9,278,730
Money market funds	34,601,527	72,162
Total	$39,724,064	$9,350,892

Note 5.      Marketable Securities:

	September 30,	December 31,
	2016	2015
Fair value at beginning of year	$180,986	$175,541
Dispositions, at cost	(96)	–
Realized gain	(60)	–
Impairment loss	–	(46,629)
Increase in market value	348,435	52,074
Fair value at balance sheet date	$529,265	$180,986

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of September 30, 2016 and December 31, 2015, marketable securities had a cost basis of $111,812 and $111,908, respectively.

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The most observable level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the most recent observable trading history of the 2022 Notes (as defined in Note 11).

	Fair value September 30, 2016	Level 1	Level 2
Marketable securities	$529,265	$529,265	$–
Convertible notes and interest notes	$82,382,686	$–	$82,382,686

	Fair value December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
September 30, 2016
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(499,788)	20,044
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$13,145,114	$(540,978)	$12,604,136

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(495,325)	24,507
Leasehold improvements	41,190	(41,190)	–
	$12,795,114	$(536,515)	$12,258,599

Machinery and equipment consists of infrastructure and milling equipment previously intended for use on the Brisas Project.

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the “Precious Metals Royalty”) and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest
(i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

Note 8.      Mixed Company:

On August 7, 2016, we executed an agreement ("Mixed Company Agreement") with Venezuela for the formation of a jointly owned company ("Mixed Company") and more recently, together with Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A., the Mixed Company that will develop the Brisas Cristinas Project.

The Mixed Company is beneficially owned 55% by Venezuela and 45% by Gold Reserve and irrespective of the timing of the payments related to the Award and/or the Mining Data, the parties will retain their respective interest in the Mixed Company in the event the agreed upon payments are not made by Venezuela. The Mixed Company will, among other things, hold the gold, copper, silver and other strategic mineral rights to an area within Bolivar State, including the Brisas Cristinas Project, have a term of 40 years (20 years with two 10 year extensions), be authorized, via Presidential Decrees and Ministerial and Central Bank resolutions, to carry-on it's business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce.

We expect to assist Venezuela in the completion of financing(s) to fund the estimated $2.1 billion of anticipated capital costs of the Brisas Cristinas Project and to provide to the Mixed Company, under a technical services agreement, engineering, procurement and construction services and upon commencement of commercial production operational technical assistance.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

 Under the terms of the Mixed Company Agreement, if Venezuela enters into an agreement with other third parties to perform similar activities on another mining project in the designated mining area (the" Mining Arc") with terms and conditions that are more favorable than the tax and fiscal incentives provided the Mixed Company, Venezuela has agreed to use its best efforts to grant to the Mixed Company similar terms. Venezuela has also agreed to indemnify the Company against any future legal actions associated with the Brisas Cristinas Project.

The Company incurred costs of $0.8 million and $1.4 million for the three and nine months ended September 30, 2016, respectively associated with the legal negotiation of the Mixed Company Agreement and the establishment of Empresa Mixta Ecosocialista Siembra Minera, S.A.

Note 9.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2015 were approximately $150,000. As of September 30, 2016, no contributions by the Company had been made for plan year 2016.

Note 10. Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange on October 6, 2016.

As of September 30, 2016, there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange ("TSXV") and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Share option transactions for the nine months ended September 30, 2016 and 2015 are as follows:

	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,643,500	$ 2.43	5,698,000	$ 2.31
Options exercised	(2,286,500)	1.83	(65,000)	1.87
Options granted	-	-	315,000	3.90
Options outstanding - end of period	3,357,000	$ 2.84	5,948,000	$ 2.40

Options exercisable - end of period	3,357,000	$ 2.84	5,898,000	$ 2.39

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table relates to stock options at September 30, 2016:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	875,000	$1.92	$1,855,000	4.69	875,000	$1.92	$1,855,000	4.69
$2.89	1,607,000	$2.89	1,848,050	0.33	1,607,000	$2.89	1,848,050	0.33
$3.00	250,000	$3.00	260,000	1.70	250,000	$3.00	260,000	1.70
$3.89	100,000	$3.89	15,000	3.46	100,000	$3.89	15,000	3.46
$3.91	215,000	$3.91	27,950	9.75	215,000	$3.91	27,950	9.75
$4.02	310,000	$4.02	6,200	7.82	310,000	$4.02	6,200	7.82
$1.92 - $4.02	3,357,000	$2.84	$4,012,200	2.89	3,357,000	$2.84	$4,012,200	2.89

During the nine months ended September 30, 2016 and 2015, the Company granted NIL and 315,000 stock options, respectively. In the first nine months of 2016, approximately 2.3 million outstanding options were exercised for net proceeds to the Company of approximately $4.2 million. The Company recorded non-cash compensation expense during the nine months ended September 30, 2016 and 2015 of $14,907 and $306,161, respectively for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in the first nine months of 2015 was calculated at $0.85. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.66%
Expected term	2 years
Expected volatility	38%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of September 30, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.7 million.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 11.    Convertible Notes and Interest Notes:

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12.0 million of additional convertible notes also maturing December 31, 2015, net of costs of approximately $1.3 million. Approximately $27.2 million of the convertible notes were issued to affiliated funds and considered to be related party transactions.

During the fourth quarter of 2015, we issued approximately $13.4 million of new convertible notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, (the "2018 Notes"). The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

The total cost of the new issuance and restructuring of the 2018 Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

Approximately $30.7 million of the Modified Notes and $10.7 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

The 2018 Notes bear interest at a rate of 11% per year which is accrued quarterly and is payable in the form of a note ("Interest Note") and payable in cash at maturity.  The 2018 Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per $1,000 principal amount (equivalent to a conversion price of $3.00 per common share) at any time upon prior written notice to us. We also have outstanding $1.0 million notes issued in May 2007 ("2022 Notes") with a maturity date of June 15, 2022. The 2022 Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Notes into our Class A common shares at a conversion price of $7.54 per common share (The 2018 Notes and 2022 Notes together are referred to herein as the "Convertible Notes").

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of September 30, 2016 is comprised of approximately $39.8 million carrying value of 2018 Notes, approximately $1.0 million of 2022 Notes and 2015 restructuring Interest Notes of approximately $3.7 million. The carrying value of Convertible Notes is being accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense.

The 2018 Notes and related Interest Notes (the "Secured Notes") are secured by substantially all of our assets and are subject to certain terms including: (1) the Award and the Mining Data, or any payments made thereon,  may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding Secured Notes; (2) subject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Secured Notes; (3) the Company may not engage in any future financings  whether by private placement or otherwise, without the consent of the Majority Holders which expires upon the earliest of (i) a substantial majority of the Awards proceeds being distributed to the shareholders and (ii) December 31, 2016. Thereafter, to the extent the Secured Notes remain outstanding, each holder of the Secured Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the Secured Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the Mining Data; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding Secured Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Secured Notes; and (7) we shall not agree with any holder of the Secured Notes to any amendment or modification to any terms of any security issued under the indenture governing the Secured Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the Secured Notes on an equitable and pro-rata basis.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In accordance with accounting standards, we allocated the 2018 Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million in the fourth quarter of 2015 due to the unamortized discount remaining on the Modified Notes prior to the restructuring.

In the third quarter of 2016, $0.75 million face value of Convertible Notes were converted at a price of $3.00 per share resulting in the issuance of 0.25 million common shares. As of September 30, 2016, we had $57.3 million face value of Convertible Notes and $5.3 million face value of Interest Notes outstanding.

Note 12.    Common Shares:

On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share.

No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and are subject to a hold period in Canada of four months and a day from their date of issuance.

During the nine months ended September 30, 2016 and 2015, certain directors, officers, employees and consultants exercised approximately 2.3 million and 0.1 million outstanding options, respectively for net proceeds to the Company of approximately $4.1 million and $0.1 million, respectively.

Note 13.    Subsequent Event:

On November 4, 2016, we announced the execution of an amendment to the Settlement Agreement previously entered into with Venezuela whereby the parties agreed to a revised payment schedule which included the deferral of the initial payment from October 31, 2016 to November 30, 2016. Under the terms of the amended Settlement Agreement, Venezuela will make payments related to the Award and Mining Data as follows: $300 million on or before November 30, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017.